UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934
Date of Report (Date of Earliest Event Reported): June 7, 2024

HOMESTREET, INC.
(Exact name of registrant as specified in its charter)

Washington	001-35424	91-0186600
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)
601 Union Street, Ste. 2000, Seattle, WA 98101
(Address of principal executive offices) (Zip Code)
(206) 623-3050
(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, No Par Value	HMST	Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Act or Rule 12b-2 of the Exchange Act.

☐	Emerging growth Company

☐	If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 12(a) of the Exchange Act.

Item 8.01	Other Events

As previously reported, on January 16, 2024 HomeStreet, Inc., a Washington corporation (“HomeStreet”), entered into the Agreement and Plan of Merger (as amended on April 30, 2024, the “Merger Agreement”) among HomeStreet, FirstSun Capital Bancorp, a Delaware corporation (“FirstSun”), and Dynamis Subsidiary, Inc., a Washington corporation and wholly owned subsidiary of FirstSun. Under the Merger Agreement, upon the terms and subject to the conditions set forth therein, FirstSun will acquire HomeStreet and HomeStreet Bank, HomeStreet’s wholly-owned bank subsidiary.

In connection with the proposed transaction between HomeStreet and FirstSun, FirstSun filed a registration statement on Form S-4 on March 8, 2024, as amended on May 13, 2024 (the “Registration Statement”), which contained a preliminary prospectus with respect to the FirstSun shares to be issued in the proposed transaction and a preliminary proxy statement for the HomeStreet shareholder meeting. The U.S. Securities and Exchange Commission (the “SEC”) declared the Registration Statement effective on May 15, 2024. On May 16, 2024 FirstSun and HomeStreet filed the definitive proxy statement and prospectus with the SEC (the “Proxy Statement/Prospectus”), which was mailed to HomeStreet shareholders on or about May 17, 2024.

HomeStreet has received demand letters from purported HomeStreet shareholders in connection with the proposed transaction. Each of the letters alleges, among other things, various insufficiencies regarding the disclosures made in the Proxy Statement/Prospectus (the “Demand Letters”).

HomeStreet believes that the Demand Letters are without merit and that the disclosures set forth in the Proxy Statement/Prospectus comply fully with applicable law. However, in order to avoid nuisance, cost and distraction, and to preclude any efforts to delay the closing of the proposed transaction, HomeStreet has determined to voluntarily supplement the Proxy Statement/Prospectus with the supplemental disclosures set forth below. Nothing in the supplemental disclosures shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein or in the Proxy Statement/Prospectus. To the contrary, HomeStreet specifically denies all allegations that any additional disclosure was or is required.

These supplemental disclosures will not change the consideration to be paid to HomeStreet’s shareholders in connection with the proposed transaction or the timing of the HomeStreet shareholder meeting to be held on June 18, 2024, at 10:00 a.m. (Pacific Time), virtually via the internet at http://www.virtualshareholdermeeting.com/HMST2024SM. The HomeStreet board of directors continues to unanimously recommend that you vote “FOR” the proposals to be voted on at the HomeStreet shareholder meeting described in the Proxy Statement/Prospectus.

Supplemental Disclosures to the Proxy Statement/Prospectus in Connection with the Demand Letters
The supplemental disclosures should be read in conjunction with the disclosures contained in the Proxy Statement/Prospectus, which in turn should be read in its entirety. All page references are to the Proxy Statement/Prospectus and terms used below, unless otherwise defined, shall have the meanings ascribed to such terms in the Proxy Statement/Prospectus. Where a disclosure has been amended and restated in part, bold and underlined text indicates language that has been inserted, and bold and strikethrough text indicates language that has been deleted.

1.The disclosure under “Background of the Mergers” on page 42 of the Proxy Statement/Prospectus is hereby supplemented by adding the following after the sixth full paragraph:

KBW served as placement agent in connection with FirstSun’s January 2022 placement of subordinated notes. For that service, KBW received $0.5 million in placement fees. KBW has not received any additional compensation for financial advisory services provided to FirstSun since the January 2022 placement of FirstSun’s subordinated notes. Additionally, KBW served as lead book-running manager in connection with HomeStreet’s January 2022 offering of subordinated notes. For this service, HomeStreet paid KBW $0.75 million.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This current report on Form 8-K contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, regarding the proposed transaction between HomeStreet and FirstSun. In general, forward-looking statements can be identified through use of words such as “may,” “believe,” “expect,” “anticipate,” “intend,” “will,” “should,” “plan,” “estimate,” “predict,” “continue” and “potential” or the negative of these terms or other comparable terminology, and include statements related to the expected timing, completion, financial benefits, and other effects of the proposed mergers (the “Merger”). Forward‑looking statements are not historical facts and represent management’s beliefs, based upon information available at the time the statements are made, with regard to the matters addressed; they are not guarantees of future performance. Actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. Forward-looking statements are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results or financial conditions to differ materially from those expressed in or implied by such statements.

Factors that could cause or contribute to such differences include, but are not limited to, (1) expected cost savings, synergies and other financial benefits from the Merger not being realized within the expected time frames or at all and costs or difficulties relating to integration matters being greater than expected, (2) the ability of HomeStreet to obtain the necessary approval by its shareholders, (3) the ability of FirstSun and HomeStreet to obtain required governmental and regulatory approvals of the Merger when expected or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Merger), (4) the ability of FirstSun to consummate their investment agreements to obtain the necessary capital to support the transaction, (5) the failure of the closing conditions in Merger Agreement to be satisfied, or any unexpected delay in closing the Merger, (6) the occurrence of any event, change or other circumstance that could give rise to the right of one or both of the parties to terminate the Merger Agreement, (7) the diversion of management's attention from ongoing business operations and opportunities, (8) potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the Merger, (9) the outcome of any legal proceedings that have been or may be instituted against FirstSun or HomeStreet, (10) HomeStreet’s ability to successfully consummate the proposed Merger with FirstSun, and (11) HomeStreet’s ability to dispose of or sell such amounts of certain of HomeStreet’s commercial real estate loans as HomeStreet and FirstSun may reasonably determine are deemed necessary to obtain regulatory approval of the Merger, which disposition or loan sales is contemplated to be consummated as soon as reasonably practicable after the closing of the Merger. Further information regarding additional factors that could affect the forward-looking statements can be found in the cautionary language included under the headings “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” in the Registration Statement discussed below, “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” in the Proxy Statement/Prospectus filed on May 16, discussed below, “Forward-Looking Statements” and “Risk Factors” in HomeStreet’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2024 and other documents subsequently filed by FirstSun and HomeStreet with the SEC.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

IN CONNECTION WITH THE MERGER BETWEEN FIRSTSUN, A DELAWARE CORPORATION, AND HOMESTREET, A WASHINGTON CORPORATION, FIRSTSUN FILED WITH THE SEC THE REGISTRATION STATEMENT, WHICH INCLUDED A PRELIMINARY PROXY STATEMENT OF HOMESTREET AND A PRELIMINARY PROSPECTUS OF FIRSTSUN, AS WELL AS OTHER RELEVANT DOCUMENTS CONCERNING THE PROPOSED TRANSACTION. THE REGISTRATION STATEMENT WAS DECLARED EFFECTIVE BY THE SEC ON MAY 15, 2024. HOMESTREET FILED A DEFINITIVE PROXY STATEMENT ON MAY 16, 2024 AND FIRSTSUN FILED A PROSPECTUS ON MAY 16, 2024. HOMESTREET COMMENCED MAILING THE DEFINITIVE PROXY STATEMENT AND PROSPECTUS TO HOMESTREET’S SHAREHOLDERS ON OR ABOUT MAY 17, 2024. INVESTORS AND SECURITY

HOLDERS, PRIOR TO MAKING ANY INVESTMENT OR VOTING DECISION, ARE URGED TO READ THE REGISTRATION STATEMENT AND DEFINITIVE PROXY STATEMENT/PROSPECTUS (AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE MERGER BY HOMESTREET OR FIRSTSUN OR INCORPORATED BY REFERENCE INTO THE DEFINITIVE PROXY STATEMENT/PROSPECTUS) AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS BECAUSE SUCH DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION REGARDING THE MERGER.

This current report on Form 8-K is not a substitute for the Registration Statement, Proxy Statement/Prospectus or any other document that FirstSun or HomeStreet (as applicable) may file with the SEC in connection with the proposed transaction. Investors and security holders may obtain free copies of these documents, including the Proxy Statement/Prospectus, and other documents filed with the SEC on its website at www.sec.gov. Investors and security holders may also obtain free copies of the documents filed with the SEC from (i) FirstSun on its website at https://ir.firstsuncb.com/investor-relations/default.aspx, and (ii) HomeStreet on its website at https://ir.homestreet.com/sec-filings/all-filings/default.aspx.

This current report on Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

PARTICIPANTS IN THE SOLICITATION

FirstSun, HomeStreet and certain of their directors and executive officers may be deemed participants in the solicitation of proxies from shareholders of HomeStreet in connection with the proposed Merger. Information regarding the directors and executive officers of FirstSun and HomeStreet and other persons who may be deemed participants in the solicitation of the shareholders of HomeStreet in connection with the proposed Merger are included in the Proxy Statement/Prospectus for HomeStreet’s shareholder meeting, the prospectus filed by FirstSun on May 16, 2024, and the Registration Statement. Information about the directors and officers of FirstSun and their ownership of FirstSun’s common stock can be found in FirstSun’s annual report on Form 10-K, as filed with the SEC on March 7, 2024, and other documents subsequently filed by FirstSun with the SEC. Information about the directors and officers of HomeStreet and their ownership of HomeStreet’s common stock can be found in the Proxy Statement/Prospectus, the Registration Statement, HomeStreet’s annual report on Form 10-K, as filed by HomeStreet with the SEC on March 6, 2024, as amended by HomeStreet’s annual report on Form 10-K/A, as filed by HomeStreet with the SEC on April 29, 2024, and other documents subsequently filed by HomeStreet with the SEC. Additional information regarding the interests of such participants is included in the Proxy Statement/Prospectus and the prospectus filed by FirstSun and other relevant documents regarding the proposed Merger filed with the SEC when they become available.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 7, 2024

HomeStreet, Inc.

By:	/s/ John M. Michel
John M. Michel
Executive Vice President and Chief Financial Officer